March 16, 2005

via U.S. Mail							via facsimile

Mr. Robert Dinning						Mr. Dennis Brovarone
Director, Chief Financial Officer, Secretary			(303) 466-
4826
Apolo Gold Inc.
#1209-409 Granville St.
Vancouver, British Columbia V6C 1T2

Re:	Apolo Gold Inc.
		Schedule 14A filed on February 28, 2005
	File No. 0-27791

	Form 10-KSB for the year ended June 30, 2004
	Filed August 30, 2004
	File No. 0-27791

Forms 10-QSB for the quarters ended September 30, 2004 and December
31, 2004
Filed November 12, 2004 and February 11, 2005

Dear Mr. Dinning:

      We have limited our review of your above Schedule 14A to
Proposals 3 and 4 and the above periodic reports to Items 307 and
308
of Regulation S-B, and have the following comments.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Schedule 14A

Proposal 3 - Amend the Articles of Incorporation to authorize a
Class
of Preferred Stock.

1. We note your statement that you have no specific plans at this time for any of the actions you discuss for the preferred shares. We note also a recent press release in which you state that you will seek shareholder approval for the creation and issuance of up to 25,000,000 preferred shares to acquire an Absolute Assignment from Balmoral Companies of a 22% interest in an oil property. Would you be able to complete this transaction with the preferred shares you currently have? If not, revise this section to describe your plans for the preferred stock. In this regard, you would be required to include all of the information required by Schedule 14A with respect to the acquisition. Refer to Note A of Schedule 14A.

Proposal 4 - Approval of the Apolo Gold Inc., 2005 Directors and
Officers Stock Option Plan

2. Pursuant to Item 10 of Schedule 14A, please provide an equity compensation plan table.

Forms 10-QSB

Controls and Procedures

3. Please provide the requisite disclosure in each Form 10-QSB cited above required by Items 307 and 308 of Regulation S-B. We note that you include the requisite disclosure in your Form 10-KSB for the year ended June 30, 2004. Also, ensure that you include this disclosure in all applicable future filings.
Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Direct any questions regarding this matter to Jason Wynn, at
(202) 824-5665, or in his absence, to Tangela Richter, Branch
Chief,
at (202) 942-1837.   Please send all correspondence to us at the
following ZIP code:  20549-0405.


							Sincerely,



							H. Roger Schwall
							Assistant Director


cc: 	J. Wynn
	T. Richter


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Apolo Gold Inc.
March XX, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE

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